UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number: 000-50116

SILVERMEX RESOURCES INC.
(Translation of registrant's name into English)

Suite 1210 - 885 West Georgia Street
Vancouver, BC Canada V6C 3E8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Report Under Part 4 of National Instrument 62-103

99.2	TSX Listing Application

99.3	Material Document - Toronto Stock Exchange Listing Agreement

99.4	News Release dated January 18, 2008

99.5	Change in Status Report dated January 21, 2008

99.6	Material Change Report dated January 21, 2008

99.7	OSC Form Class 1 Reporting Issuers - Participation Fee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERMEX RESOURCES INC.
(Registrant)

Date: May 2, 2011	By:	/s/ Duane Nelson

Duane Nelson
	Title:	Chief Executive Officer & Director